SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 33-16335


                           NOTIFICATION OF LATE FILING

|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR

      For Period Ended: December 31, 2007

|_| Transition Report on Form 10-K      |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F      |_| Transition Report on Form N-SAR

      For the Transition Period Ended:
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                     China Wind Systems, Inc.
Former name if applicable
Address of principal executive office       No. 9 Yanyu Middle Road
City, state and zip code                    Qianzhou Village, Huishan District,
                                            Wuxi City, Jiangsu Province, China


                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

    | (a)   The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    | (b)   The subject annual report, semi-annual report, transition report on
    |       Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed
|X| |       on or before the 15th calendar day following the prescribed due
    |       date; or the subject quarterly report or transition report on Form
    |       10-Q, or portion thereof will be filed on or before the fifth
    |       calendar day following the prescribed due date; and
    | (c)   The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The compilation, dissemination and review of the information required to be presented in the Form 10-KSB for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-KSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than fifteen days after its original prescribed due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Adam Wasserman                    (800)                   867-0078
        (Name)                     (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The Form 10-KSB for the prior year covered the operations of Malex, Inc., which was a so-called blank shell corporation. The Form 10-KSB for the year ended December 31, 2007 will reflect the operations of Fulland Limited and its subsidiary and affiliated companies for the years ended December 31, 2007 and 2006. The financial statements for Fulland Limited and its subsidiary and affiliated companies for the years ended December 31, 2006 and 2005 and the nine months ended September 30, 2007 and 2006 have been filed on a Form 8-K.

                            China Wind Systems, Inc.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2008                         By: /s/ Adam Wasserman
                                                 -------------------------------
                                             Name:   Adam Wasserman
                                             Title:  Chief Financial Officer